Exhibit 99.1

Atna Closes $5.2 Million Financing

Vancouver, B.C. (August 4, 2005) Atna Resources Ltd. (TSX:ATN) has closed the previously announced brokered private placement of 6,250,000 common shares and an agent's over allotment of 250,000 shares at $0.80 per share for gross proceeds of $5.2 million.

The placement was brokered through a syndicate of agents led by Canaccord Capital Corporation and included Pacific International Securities Inc. The agents received a 6.5% cash commission and agents’ warrants to acquire 520,000 common shares at a price of $0.80 per share for a period of one year from the date of issuance.

In accordance with securities legislation currently in effect, the private placement shares are subject to a "hold period" of four months plus one day from the date of issuance.

The net proceeds of the placement will be used for the exploration and development of the Company’s properties and for general working capital purposes.

Atna is building a successful gold exploration, development, and mining enterprise primarily focused in Nevada. The company is establishing underground access at the Pinson project in Nevada to carry out definition drilling, test mining, and bulk sampling for metallurgical studies. Atna plans to complete a feasibility study at Pinson before year-end, to continue exploration of the company’s portfolio of Nevada prospects, and to pursue additional opportunities for discovery and growth.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD.,
Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com